UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Inseego Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45782B104

(CUSIP Number)

Dennis O. Garris

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Golden Harbor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,840,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,840,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,840,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 98,129,195 shares of Common Stock outstanding, which is the sum of (i) 96,222,460 shares of the Issuer’s common stock outstanding as of May 4, 2020, as reported in the Issuer’s Annual Report on Form 10-Q filed with the SEC on May 7, 2020, (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants (defined below) and (iii) 31,735 shares of the Issuer’s Common Stock subject to restricted stock units that will vest within the next 60 days.

CUSIP No. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Braslyn Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 98,129,195 shares of Common Stock outstanding, which is the sum of (i) 96,222,460 shares of the Issuer’s common stock outstanding as of May 4, 2020, as reported in the Issuer’s Annual Report on Form 10-Q filed with the SEC on May 7, 2020, (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants and (iii) 31,735 shares of the Issuer’s Common Stock subject to restricted stock units that will vest within the next 60 days.

CUSIP NO. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Tavistock Financial, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,735
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 98,129,195 shares of Common Stock outstanding, which is the sum of (i) 96,222,460 shares of the Issuer’s common stock outstanding as of May 4, 2020, as reported in the Issuer’s Annual Report on Form 10-Q filed with the SEC on May 7, 2020, (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants and (iii) 31,735 shares of the Issuer’s Common Stock subject to restricted stock units that will vest within the next 60 days.

CUSIP NO. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,872,239
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,872,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,872,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 98,129,195 shares of Common Stock outstanding, which is the sum of (i) 96,222,460 shares of the Issuer’s common stock outstanding as of May 4, 2020, as reported in the Issuer’s Annual Report on Form 10-Q filed with the SEC on May 7, 2020, (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants and (iii) 31,735 shares of the Issuer’s Common Stock subject to restricted stock units that will vest within the next 60 days.

CUSIP No. 45782B104	SCHEDULE 13D

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed on August 10, 2018 by Golden Harbor Ltd. (“Golden Harbor”) and Joe Lewis, as amended by Amendment No. 1 filed on September 7, 2018, Amendment No. 2 filed on December 20, 2018, Amendment No. 3 filed on March 29, 2019, Amendment No. 4 filed on July 25, 2019, Amendment No. 5 filed on August 13, 2019 and Amendment No. 6 filed on April 2, 2020 (as amended, the “Original Filing”). This Amendment No. 7 is an original filing for Braslyn Ltd. and Tavistock Financial, LLC. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 7. Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Filing, as amended.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Inseego Corp., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 9605 Scranton Road, Suite 300, San Diego, California.

Item 2.	Identity and Background.

This Schedule 13D is jointly filed by Golden Harbor Ltd. (“Golden Harbor”), Braslyn Ltd. (“Braslyn”), Tavistock Financial, LLC (“Tavistock Financial”) and Joe Lewis. Golden Harbor, Braslyn, Tavistock Financial and Mr. Lewis are collectively referred to herein as the “Reporting Persons.”

Golden Harbor, a company organized under the laws of The Bahamas, is primarily engaged in the business of investing in securities. Braslyn, a company organized under the laws of the Bahamas, is primarily engaged in the business of investing in securities. Tavistock Financial, a company organized under the laws of Florida, is primarily engaged in the business of providing professional services. Mr. Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor, including through the investments of Golden Harbor and Braslyn. Mr. Lewis is the sole indirect ultimate beneficial owner of and controls Golden Harbor, Braslyn and Tavistock Financial. The address of Golden Harbor, Braslyn and Mr. Lewis is Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas. The address of Tavistock Financial is 9350 Conroy Windermere Road, Windermere, Florida 34786.

By virtue of these relationships and pursuant to the Securities and Exchange Commission’s (“SEC”) beneficial ownership rules, Golden Harbor, Braslyn, Tavistock Financial and Mr. Lewis may be deemed to be members of a group, consisting of the Reporting Persons.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of Golden Harbor and Braslyn, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization. Schedule A to this Schedule 13D also sets forth the names of the managers of Tavistock Financial.

None of the Reporting Persons nor any of the individuals identified on Schedule A to this Schedule 13D has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP NO. 45782B104	SCHEDULE 13D

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Transfer to Golden Harbor

On May 7, 2020, Golden Harbor transferred 10,000,000 shares of the Common Stock to Braslyn for no consideration.

2022 Note Exchange; 2025 Convertible Senior Notes

On May 12, 2020, Golden Harbor entered into a privately-negotiated exchange agreement (“Exchange Agreement”) with the Issuer with respect to the Issuer’s outstanding 5.50% Convertible Senior Notes due 2022 (the “2022 Notes”). Pursuant to the Exchange Agreement, Golden Harbor agreed to exchange the 2022 Notes that it currently holds for an aggregate of $9,801,000 in cash and $24,456,000 principal amount of the Issuer’s 3.25% Convertible Senior Notes due 2025 (the “2025 Notes”) (the “Exchange Transaction”). The Exchange Transaction was completed in connection with the closing of the Issuer’s public offering of $100,000,000 aggregate principal amount of the 2025 Notes (the “Offering”). The 2025 Notes held by Golden Harbor will not become freely transferable until twelve months following their sale by Golden Harbor to a non-affiliate of the Issuer unless sold in a transaction registered under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to Rule 144 under the Securities Act.

In connection with the Exchange Transaction, the Issuer expects to enter into a registration rights agreement with Golden Harbor. Pursuant to the terms of such registration rights agreement, the Issuer will agree to file a registration statement with the SEC, promptly following the closing date of the Exchange Transaction, in order to effect a registration for the resale by Golden Harbor of the 2025 Notes and any shares of Common Stock issuable upon conversion of the 2025 Notes.

The Issuer issued the 2025 Notes under an indenture, dated May 12, 2020 (the “Base Indenture”), between the Issuer and Wilmington Trust, National Association, as trustee (the “Trustee”), as supplemented by the first supplemental indenture, dated May 12, 2020 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Issuer and the Trustee. The 2025 Notes are senior unsecured obligations of the Issuer and bear interest at an annual rate of 3.25%, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2020.

Holders of the 2025 Notes may convert their 2025 Notes at their option, at any time, until the close of business on the scheduled trading day immediately before the maturity date. Upon conversion of the 2025 Notes, the Issuer will deliver for each $1,000 principal amount of 2025 Notes converted a number of shares of Common Stock (together with cash in lieu of any fractional share), equal to the conversion rate. Consistent with the Company’s intent to preserve the availability of its net operating loss carryforwards under the Internal Revenue Code of 1986, as amended, beneficial owners of the 2025 Notes are subject to a conversion limitation of 4.9% of the shares of the Common Stock then outstanding (the “Ownership Limitation”). The initial conversion rate for the 2025 Notes is 79.2896 shares of Common Stock per $1,000 principal amount of 2025 Notes, which represents an initial conversion price of approximately $12.61 per share, and is subject to adjustment upon the occurrence of certain events, including, but not limited to, certain stock dividends, splits and combinations, the issuance of certain rights, options or warrants to holders of the Common Stock, certain distributions of assets, debt securities, capital stock or other property to holders of the Common Stock, cash dividends on the Common Stock and certain Issuer tender or exchange offers. Holders of the 2025 Notes who convert their 2025 Notes may also be entitled to receive, under certain circumstances, an interest make-whole payment payable in, at the Issuer’s election, either cash or shares of the Common Stock (together with cash in lieu of any fractional share).

The 2025 Notes are redeemable, in whole or in part, at the Issuer’s option at any time, and from time to time, on or after May 6, 2023 and on or before the scheduled trading day before the maturity date, at a cash redemption price equal to the principal amount of the 2025 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date but only if the last reported sale price per share of the Common Stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Issuer sends the related redemption notice; and (ii) the trading day immediately before the date the Issuer sends such notice.

Because the number of shares of Common Stock into which the 2025 Notes are convertible is limited to the Ownership Limitation, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person’s beneficial ownership to exceed the Ownership Limitation.

CUSIP No. 45782B104	SCHEDULE 13D

The foregoing description of the Base Indenture, the Supplemental Indenture, the form of 2025 Note and the Exchange Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Base Indenture, the Supplemental Indenture, the form of 2025 Note and the Exchange Agreement, which are filed as Exhibit 4, Exhibit 5, Exhibit 6 and Exhibit 12 to this Schedule 13D, respectively, and incorporated herein by reference.

Grants to Director Designee

Golden Harbor has initially designated James B. Avery, Senior Managing Director of Tavistock Life Sciences Company, of which Golden Harbor is an affiliate, to serve as a director of the Issuer. Mr. Avery is obligated to transfer any shares of Common Stock issued pursuant to any equity awards made to him by the Issuer, or the economic benefits thereof, to Tavistock Financial.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On May 7, 2020, Golden Harbor transferred 10,000,000 shares of the Common Stock of the Issuer to Braslyn for no consideration.

On May 12, 2020, Golden Harbor exchanged its 2022 Notes for an aggregate of $9,801,000 in cash and $24,456,000 principal amount of the 2025 Notes. The description in Item 3 regarding the Exchange Transaction is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on 98,129,195 shares of Common Stock outstanding, which is the sum of (i) 96,222,460 shares of Common Stock outstanding as of May 4, 2020, as reported in the Issuer’s Annual Report on Form 10-Q filed with the SEC on May 7, 2020, (ii) 1,875,000 shares of Common Stock issuable upon exercise of the 2019 Warrants and (iii) 31,735 shares of Common Stock subject to restricted stock units that will vest within the next 60 days. The 2019 Warrants are exercisable at any time and expire on June 30, 2022. Golden Harbor also holds 1,939,106 shares of Common Stock receivable upon the conversion of the 2025 Notes, which are not currently exercisable due to the Ownership Limitation.

(a) Golden Harbor beneficially owns 13,840,504 shares of Common Stock, which represents 14.1% of the Issuer’s outstanding Common Stock. Braslyn beneficially owns 10,000,000 shares of Common Stock, which represents 10.2% of the Issuer’s Common Stock. Tavistock Financial beneficially owns 31,735 shares of Common Stock subject to restricted stock units that will vest within the next 60 days, which represents 0.0% of the Issuer’s Common Stock. Mr. Lewis beneficially owns 23,872,239 shares of Common Stock, which represents 24.3% of the Issuer’s Common Stock.

The table below reflects restricted stock units of the Issuer granted to Mr. Avery and owned by Tavistock Financial that are not subject to vesting within the next 60 days:

Grant Date	Number of Restricted Stock Units	Vesting Schedule
2/14/2019	28,348	One-third on October 25, 2020 and one-third on October 25, 2021

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:

(i)	Sole power to vote or to direct the vote:

CUSIP No. 45782B104	SCHEDULE 13D

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Golden Harbor has shared power to vote or to direct the vote of the 13,840,504 shares of Common Stock it beneficially owns. Braslyn has shared power to vote or direct the vote of the 10,000,000 shares of Common Stock it beneficially owns. Tavistock Financial has shared power to vote or direct the vote of the 31,735 shares of Common Stock it beneficially owns. Mr. Lewis has shared power to vote or to direct the vote of the 23,872,239 shares of Common Stock he beneficially owns.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any of the shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Golden Harbor has shared power to dispose or to direct the disposition of the 13,840,504 shares of Common Stock it beneficially owns. Braslyn has shared power to dispose or direct the disposition of the 10,000,000 shares of Common Stock it beneficially owns. Tavistock Financial has shared power to dispose or direct the disposition of the 31,735 shares of Common Stock it beneficially owns. Mr. Lewis has shared power to dispose or to direct the disposition of the 23,872,239 shares of Common Stock he beneficially owns.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Convertible Senior Notes (2022)

On May 12, 2020, Golden Harbor exchanged its 2022 Notes for an aggregate of $9,801,000 in cash and $24,456,000 principal amount of the 2025 Notes as described in Item 3 of this Schedule 13D. None of the Reporting Persons owns any of the 2022 Notes as of the date hereof.

Term Loan Repayment

On May 7, 2020, the Issuer entered into a letter agreement (the “Letter Agreement”) with Cantor Fitzgerald Securities, as administrative agent, and the banks, financial institutions and other institutional lenders, including Golden Harbor, (the “Lenders”) parties to the credit agreement, dated August 23, 2017 (as amended, the “Credit Agreement”), among the Company and certain of its direct and indirect subsidiaries (collectively, the “Loan Parties”), Cantor Fitzgerald Securities, as administrative agent and collateral agent, and certain lenders party thereto, including Golden Harbor. Pursuant to the Letter Agreement, the Lenders, among other things, consented to the issuance by the Issuer of up to $218,750,000 in aggregate principal amount of the 2025 Notes so long as the proceeds thereof are used to prepay the Loan Parties’ obligations under the Credit Agreement in full and substantially concurrently with the receipt of cash proceeds in respect of the issuance of the 2025 Notes (the date of such prepayment, being the “Prepayment Date”). In consideration for the foregoing consent, the Issuer agreed to (i) pay, on the Prepayment Date, the prepayment and exit fees due under the Credit Agreement in cash, rather than

CUSIP No. 45782B104	SCHEDULE 13D

making payment of such fees in shares of the Series E Preferred Stock, and (ii) redeem, in cash, on the Prepayment Date, the shares of the Series E Preferred Stock previously issued to the Lenders in satisfaction of certain deferred interest obligations pursuant to the terms and conditions of the Credit Agreement.

On May 12, 2020, the Issuer used a portion of the proceeds from the Offering to repay in full and terminate the Credit Agreement. The amounts paid included $47,500,000 in outstanding principal, approximately $500,000 in interest accrued thereon, a prepayment fee of $760,000 and an exit fee of $570,000. In accordance with the terms of the Letter Agreement, the prepayment and exit fees were paid in cash. On May 12, 2020, the Issuer also repurchased 2,300 shares of Series E Preferred Stock from Golden Harbor for an aggregate purchase price of $2,354,408.

Item 7.    Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Base Indenture, dated May 12, 2020, between the Issuer and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 5	First Supplemental Indenture, dated May 12, 2020, between the Issuer and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 6	Form of Inseego Corp.’s 3.25% Convertible Senior Note due 2025 (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 9	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on December 20, 2018).

CUSIP NO. 45782B104	SCHEDULE 13D

Exhibit 10	Common Stock Purchase Warrant issued to Golden Harbor Ltd., dated March 28, 2019, by Inseego Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed March 28, 2019).

Exhibit 11	Securities Purchase Agreement, dated as of August 9, 2019, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 12, 2019).

Exhibit 12	Form of Exchange Agreement, dated May 12, 2020, between the Issuer and certain investors holding the Company’s 5.50% Convertible Senior Notes due 2022 (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K, filed on May 12, 2020).

CUSIP NO. 45782B104	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 15, 2020

GOLDEN HARBOR LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director & Vice President

BRASLYN LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director

TAVISTOCK FINANCIAL, LLC

By:	/s/ Thomas Youth
Name:	Thomas Youth
Title:	Manager

/s/ Joseph C. Lewis
Joseph C. Lewis

CUSIP NO. 45782B104	SCHEDULE 13D

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

GOLDEN HARBOR LTD.

The directors and executive officers of Golden Harbor Ltd. are set forth below.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship

Jason C. Callender	Vice President, Secretary, Director	Real Estate Development and Sales	Ground Floor Charles Building Lewis Drive Albany, New Providence, The Bahamas	Bahamas

Joseph C. Lewis	President & Director	Private Investor	Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas	United Kingdom

James B. Avery	Vice President	Senior Managing Director	Tavistock Life Sciences Company 9350 Conroy Windermere Road Windermere FL 34786	United States

BRASLYN LTD.

The directors and executive officers of Braslyn Ltd. are set forth below.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship

Jason C. Callender	Vice President, Secretary, Director	Real Estate Development and Sales	Ground Floor Charles Building Lewis Drive Albany, New Providence, The Bahamas	Bahamas

Joseph C. Lewis	President & Director	Private Investor	Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas	United Kingdom

James B. Avery	Vice President	Senior Managing Director	Tavistock Life Sciences Company 9350 Conroy Windermere Road Windermere FL 34786	United States

CUSIP NO. 45782B104	SCHEDULE 13D

TAVSTOCK FINANCIAL, LLC

The managers of Tavistock Financial, LLC are set forth below.

Name	Position

Rasesh Thakkar	Manager

Jefferson R. Voss	Manager

Thomas Youth	Manager

CUSIP NO. 45782B104	SCHEDULE 13D

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Base Indenture, dated May 12, 2020, between the Issuer and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 5	First Supplemental Indenture, dated May 12, 2020, between the Issuer and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 6	Form of Inseego Corp.’s 3.25% Convertible Senior Note due 2025 (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 9	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on December 20, 2018).

Exhibit 10	Common Stock Purchase Warrant issued to Golden Harbor Ltd., dated March 28, 2019, by Inseego Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed March 28, 2019).

Exhibit 11	Securities Purchase Agreement, dated as of August 9, 2019, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 12, 2019).

CUSIP NO. 45782B104	SCHEDULE 13D

Exhibit 12	Form of Exchange Agreement, dated May 12, 2020, between the Issuer and certain investors holding the Company’s 5.50% Convertible Senior Notes due 2022 (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K, filed on May 12, 2020.